Exhibit 5.1
October 10, 2008
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121
Ladies and Gentlemen:
     We have acted as counsel for Dendreon Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of 3,610,760 shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (and the accompanying preferred stock purchase rights (the “Rights”) and the Shares and the Rights together, the “Securities”) pursuant to that certain Common Stock Purchase Agreement dated as of October 11, 2007 by and between Azimuth Opportunity Ltd. (the “Purchaser”) and the Company, as amended by Amendment No. 1 thereto, dated as of October 8, 2008 (as amended, the “Purchase Agreement”).
     In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of these opinions. Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinions that:
1.	The Shares have been authorized by all necessary corporate action of the Company and, when issued and delivered pursuant to the terms of the Purchase Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.
2.	When issued in accordance with the terms and conditions of the Rights Agreement, dated September 18, 2002, between the Company and Mellon Investor Services LLC, as rights agent (as it may be amended from time to time, the “Rights Agreement”), the Rights will be validly issued.
     In rendering the foregoing opinions, we have assumed that the resolutions authorizing the Company to issue, offer and sell the Securities will be in full force and effect at all times at which any Securities are offered or sold by the Company.
     The opinion set forth in paragraph 2 above is limited to the corporate authorization and valid issuance of the Rights under the corporation laws of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the adoption of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement.

Dendreon Corporation
October 10, 2008

In rendering the opinion set forth in paragraph 2 above, we have assumed that the Board of Directors of the Company has acted and will act in the good faith exercise of its business judgment with respect to the authorization of the issuance of the Rights and the execution of the Rights Agreement. Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions herein are limited to, the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company relating to the Registration Statement No. 333-151573 on Form S-3 (the “Registration Statement”), and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day